

Mail Stop 4631

May 30, 2018

Via E-mail
Samuel Saw Peng Hao
President and Chief Executive Officer
G-MES Holdings Inc.
280 Woodlands Industrial Park E5, #09-44
Singapore 757322

> **Re: G-MES Holdings Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed May 16, 2018**
> **File No. 333-219211**

Dear Mr. Saw:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 29

1. We note your response to comment 2 from our letter dated March 9, 2018. Specifically we note the significant increase in your DSO from 82 days as of December 31, 2016 to 155 days as of December 31, 2017, which was attributable to a lack of credit management policies and shortage of manpower. In order to better understand your policy in evaluating account receivables and the related allowance for doubtful accounts, please provide the following:

- An aging of your accounts receivable as of December 31, 2017, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over nine months, over one year, etc. and the percentage for each category that was subsequently collected;
- How you evaluated the adequacy of your allowance for doubtful accounts of $0 and $4,049 as of December 31, 2017 and March 31, 2018, respectively in light of lack of credit management policies and shortage of manpower; and
- How that may have impacted your revenue recognition policy. In this regard, clarify if you have a history of collecting the original amount invoiced and whether you may be providing your customers with extended payment terms without providing any refunds or concessions. To the extent you have not collected the full amount, please tell us how you considered whether the prices in your contracts are considered fixed and determinable.

Financial Statements, page F-1

2. Please disclose revenue from service income and sales income separately on the face of the income statement. See Regulation S-X, Article 5-03(1) and (2).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction